SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33310

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

November 30, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on December 26, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Active Assets Prime Trust [File No. 811-09713]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 31, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $13,717 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 29, 2018.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

TCW Alternative Funds [File No. 811-23025]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 5, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $45,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 30, 2018, and amended on November 20, 2018.

Applicant's Address: 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

Thai Fund, Inc. [File No. 811-05348]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 26, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $55,300 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on October 29, 2018, and amended on November 20, 2018.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Turkish Investment Fund, Inc. [File No. 811-05921]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 29, 2017, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $93,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 29, 2018.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Van Eck Emerging Markets Multi-Asset Income Fund [File No. 811-22854]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 26, 2018, and amended on November 19, 2018.

Applicant's Address: 666 Third Avenue, 9th Floor, New York, New York 10017.

VanEck Coastland Online Consumer Finance Fund [File No. 811-23224]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 1, 2018, and amended on November 19, 2018.

Applicant's Address: 666 Third Avenue, 9th Floor, New York, New York 10017.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary